Exhibit 11

INTERNATIONAL PAPER COMPANY

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (1)

(Unaudited)

(In millions, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Earnings (loss) from continuing operations	$518	$397	$1,035	$328
Discontinued operations	0	0	49	0

Net earnings (loss)	518	397	1,084	328
Effect of dilutive securities	0	0	0	0

Net earnings – assuming dilution	$518	$397	$1,084	$328

Average common shares outstanding	432.3	430.1	432.2	429.5
Effect of dilutive securities
Restricted stock performance share plan	2.9	3.7	4.5	4.3
Stock options	0	0	0	0

Average common shares outstanding – assuming dilution	435.2	433.8	436.7	433.8

Earnings (loss) per common share from continuing operations	$1.20	$0.92	$2.40	$0.76
Discontinued operations	0	0	0.11	0

Net earnings (loss) per common share	$1.20	$0.92	$2.51	$0.76

Earnings (loss) per common share from continuing operations – assuming dilution	$1.19	$0.91	$2.37	$0.76
Discontinued operations	0	0	0.11	0

Net earnings (loss) per common share – assuming dilution	$1.19	$0.91	$2.48	$0.76

Note: If an amount does not appear in the above table, the security was antidilutive for the periods presented.

(1)	Attributable to International Paper Company common shareholders.